NAME OF REGISTRANT: The Hartford Financial Services Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on The Hartford Financial Services Group, Inc.’s 2022 Proxy Statement:

Align Underwriting Fossil Fuel Development Strategies with Global Benchmarks

The Hartford Financial Services Group, Inc. Symbol: HIG

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., (“the Proponent”) is the investment advisor to the Green Century Equity Fund, which seeks your support for the climate-related proposal filed at The Hartford Financial Services Group, Inc. (hereby referred to as “The Hartford” or “the Company”) in the 2022 proxy statement asking the Company to align its underwriting strategies with the International Energy Agency’s (IEA) Net Zero by 2050 Roadmap (“the Roadmap”) in order to limit global temperature rise to 1.5°C and avert the worst impacts of climate change. The Proponent believes that underwriting new supply of coal, oil, and gas is not needed in order to maintain necessary global access to fossil fuels. Continuing to enable emissions from the fossil fuel industry threatens to increase insured losses, decrease The Hartford’s client base, and amplify competitive and ESG-related risks to the Company and its investors.

RESOLVED: Shareholders request that The Hartford’s Board of Directors adopt and disclose new policies to help ensure that its underwriting practices do not support new fossil fuel supplies, in alignment with the IEA’s Net Zero Emissions by 2050 Scenario.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, including defining "new fossil fuel supplies," with an eye toward the well-accepted definition that new fossil fuel supplies include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines already in production.

RATIONALE FOR A “YES” VOTE

1.	Risk Due to Increases in Insured Losses - Product emissions from The Hartford’s fossil fuel industry clients contribute to a changing climate, which has been linked to increased occurrences and severity of hurricanes, wildfires, flooding and more. The Hartford is very likely to see an increase in insured losses from clients affected by these natural catastrophes.
2.	Risk Due to Decreases in Size of Client Base - Climate change is predicted to cause a growth in the numbers of clients who operate in high-risk areas and who may become uninsurable, which poses a risk to Company profitability.
3.	Competitive Risk - The Hartford lags peers in setting ambitious climate-related underwriting exclusions. Investors seeking superior management of ESG risk may decide not to invest with The Hartford.
4.	ESG-related Risk – The SEC is increasing scrutiny of ESG-labeled funds.[1] Adopting the Proposal’s request could help The Hartford avoid the risk of being screened out of ESG funds by establishing clear policies in regard to underwriting policies and climate risk.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 5 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

Property and casualty insurers such as The Hartford are particularly exposed to an increasingly erratic climate, which is caused, in part, by the emissions from their coal, oil, and gas clients. Predicted increases in the frequency and impact of natural catastrophes are likely to lead to significantly greater insured losses and harm to universal owners, including insurers, whose debt and equity investments may lose value from climate-related losses.2

While The Hartford has taken the positive step of setting a net zero emissions by 2050 goal for its full range of businesses and operations, it concedes that “critical metrics and standards still need to be established to measure progress toward our net zero goal,” and that it is “focused on doing the essential work and necessary due diligence over the next few years.”3 Meanwhile, the Intergovernmental Panel on Climate Change (IPCC) has repeatedly warned that we must start reducing greenhouse gas emissions now in order to avoid significant economic disruption and natural resource damage.4 It believes that the worst impacts of climate change may be avoided by limiting global temperature rise to 1.5°C.5

Based on IPCC recommendations to limit global warming to 1.5°C, the IEA created its Net Zero by 2050 Roadmap as a pathway to guide the energy sector toward meeting the 1.5°C limit. The Roadmap does not set out specific action plans or milestones, but maps a sectoral decline in emissions. In the Roadmap, the IEA concludes that in order to avoid surpassing the 1.5°C limit, there is no room for development of new coal, oil, and gas supply, and, by extension, there is no room to underwrite new supply, either.

The Hartford’s current underwriting exclusions do not put it on a path toward net zero emissions. While addressing some coal-related and tar sands-related risks, its underwriting exclusions leave considerable loopholes which allows it to insure new coal, tar sands, oil, and gas risks. Investors are concerned that The Hartford’s current underwriting strategies will lead to risks associated with increases in insured losses, decreases in size of its client base, insufficient ESG policies, and competition.

II.	THE HARTFORD’S CURRENT UNDERWRITING POLICIES DO NOT ALIGN WITH THE RECOMMENDATIONS OF THE IPCC AND IEA

1.	The IPCC and IEA recommend no development of new fossil fuel supplies

In early April 2022, the IPCC finalized the third part of its sixth assessment report (AR6), which makes clear that the emissions associated with existing and planned fossil fuel infrastructure are already enough to exceed 1.5°C and potentially go beyond 2°C of warming.6 The report states that new fossil fuel infrastructure is incompatible with attaining international climate goals to limit global warming.7 Moreover, up to $4 trillion of fossil fuels and related infrastructure may have to be abandoned by 2050 to maintain safe temperature limits.8

During development of its Net Zero by 2050 Roadmap, the IEA worked to minimize the stranding of upstream product assets and to avoid early closure of fields where significant capital had already been invested, citing the need for an orderly transition.9 And, in balancing the future demand for affordable energy and the imperative to limit climate change, the IEA concluded that there is “no need” for fossil fuel development beyond development plans committed through 2021.10

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2.	The Hartford has adopted a net zero by 2050 target, but its underwriting exclusions are inadequate to meet its new target

In 2019, The Hartford adopted what were, at the time, cutting edge underwriting exclusions for a U.S. insurer. It committed to exclude underwriting risks related to constructing and operating coal plants and to halt underwriting risks for companies receiving more than 25% of their revenue from thermal coal mining or tar sands extraction.11 Additionally, it pledged to stop underwriting companies that generate more than 25% of their energy production from coal.12 However, in regard to the development of new oil and gas supply, The Hartford has never committed to any level of underwriting exclusions.

In a September 2021 press release, the Secretary General of the United Nations said, “We really are out of time. We must act now to prevent further irreversible damage,”13, and in April 2022, the U.N. reported, “Without immediate and deep emissions reductions across all sectors, limiting global warming to 1.5°C is beyond reach.”14

The United Nations Environment Programme Finance Initiative (UNEP FI) suggests that financial institutions, including insurers, engaged in underwriting “begin aligning with the required assumptions and implications of Intergovernmental Panel on Climate Change's 1.5 degrees Celsius no/low overshoot pathways as soon as possible.”15 (No or low overshoot refers to reaching and maintaining a temperature increase of 1.5°C or overshooting the 1.5°C target for a short period of time before declining again.)

The UNEP FI also states that, “All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signaling that investment in new fossil fuel development is not aligned with 1.5 degrees Celsius.”16

The Hartford’s opposition statement17 implies that adopting a policy to exclude underwriting new fossil fuel development would prevent it from insuring energy producers that are investing in more sustainable methods of energy production. It would not. The IEA models growth of the renewable energy industry, and while The Hartford’s Renewable Energy Business Insurance offers support for deployment of clean energy technologies, the IEA is quite clear that, unless paired with restricting development of new fossil fuel supply, warming may exceed acceptable ranges.18

Rather than posing an imposition to The Hartford’s board and management, the Proposal forthrightly communicates what the vast body of science is telling us: that we need to take action to prevent risks of systemic financial disruption, degradation of human health and financial well-being, property, and natural resources. In other words, the Proposal asks The Hartford to align its underwriting practices with the clear imperative to cut emissions, particularly from fossil fuels, that the United Nations-convened IPCC has enjoined world leaders and corporations to do.19

Given this, the Proposal’s request is responsive to a time-sensitive and critically important issue that materially impacts The Hartford, offers a concrete policy to be adopted, and aligns with the Company’s net zero emissions by 2050 goal.

3.	The Hartford’s underwriting exclusions and net zero policy do not address investor need for transparency

In its opposition statement, the Company raises concerns that the Proposal does not account for the risks and complexities faced by a highly-regulated insurance company adopting a broad, exclusionary policy,20 but the Company did adopt a broad, exclusionary policy when it announced underwriting exclusions in 2019 for new and existing risks related to coal and tar sands.

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The Company then advises that a “divestiture-first” approach limits its ability to build a net zero pathway with its clients and lacks factual and empirical support. If The Hartford is indeed partnering with its clients and helping them adapt their business models to a net zero future, then investors have no knowledge of such partnerships, their goals, or the parameters for divesting when clients are underperforming. Not to have informed investors of an important part of the Company’s climate risk mitigation efforts appears to be a remarkable oversight on the part of board and management, especially in light of the Hartford’s new net zero commitment.

4.	The real-world impacts of excluding underwriting of new fossil fuel supply

Limiting the availability of insurance has a real-world impact on fossil fuel companies and the projects they undertake. For example, Peabody Energy Corp. noted in its 2018 annual report, “Our financial assurance obligations may increase or become more costly due to a number of factors, and surety bonds and letters of credit may not be available to us, particularly in light of some insurance companies' announced unwillingness to support fossil fuel companies.”21

Willis Towers Watson wrote the following in its Energy Market Review 2020:

With the ever increasing focus on environmental concerns, insurers are under pressure from investor activists to demonstrate their sustainability credentials. This will increasingly dictate their underwriting appetite; as an example, certain carriers no longer insure oil sands/fracking activities, while others are not permitted to insure energy clients that have over a certain percentage of their activities related to fossil fuels. While there is still sufficient capacity to cover the needs of most clients, we see this as an increasing trend which will put pressure on the availability of capacity for the less environmentally friendly natural resource sectors in the future.22

Duke Energy Corporation states in its 2020 climate report that insurance poses an economic risk to the company:

Property insurance companies have said publicly that they intend to stop providing insurance to companies that have above a certain amount of coal generation, or have said that they will only provide coverage if a company has a plan to decrease that over a reasonable period of time.

Limitations on and divestiture of underwriting does influence fossil fuel and utility companies, and, in establishing strong limitations, forces the market to adapt.

III.	ASSESSMENT OF THE HARTFORD’S RISKS

1.	Risk of increases in insured losses challenges The Hartford’s profitability

Although not every insured loss can be directly linked to climate change, insured losses caused by natural catastrophes are increasing.

●	The Swiss Re Group reported in 2021 that “... insured losses from natural disasters again exceeded the previous ten-year average, continuing the trend of an annual 5–6% rise in losses seen in recent decades.” And that “It seems to have become the norm that at least one secondary peril event such as a severe flooding, winter storm or wildfire, each year results in losses of more than USD 10 billion.”[23] Unfortunately, according to industry experts, modeling for secondary perils is not yet fully developed.[24]

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●	The International Association of Insurance Supervisors reported similar findings in 2018, stating that “...climate change is already affecting the frequency and concentration of high impact natural catastrophes around the world, leading to increases in weather-related insurance claims. For instance, the Lloyd's market reports to have paid out US$5.8bn in major claims, most of which were climate-related.” It further notes that the “claims burden disasters in 2017 has had material financial impacts for non-life insurers, with industry Return on Equity dropping from 11% in 2016 to -4% in 2017.”[25]

2.	Risk due to decreases in numbers of insurable clients as a result of impacts of climate change

In addition to providing coverage to fossil fuel clients, The Hartford also underwrites property and casualty policies for homeowners and businesses.26 This puts the Company in the position of supporting clients whose emissions fuel increasingly strong and unpredictable storms, wildfires, and heat waves, while simultaneously covering clients against those perils. Such climate impacts may make covering clients in certain vulnerable regions unprofitable. Thus, The Hartford’s underwriting strategies may, in a sense, be inadvertently reducing the number of clients eligible for its insurance.

The Company has not indicated how it will address the risk that a smaller pool of customers able to afford its insurance may erode its profits. It can increase premiums as costs and risks rise, but climate change drives systemic risk in every kind of underwriting segment. Therefore, the ability to raise rates commensurate with the risk may meet a ceiling where customers can and will no longer afford coverage, potentially resulting in major changes in its customer base.

3.	The Hartford lags competitors in adopting exclusions for oil and gas development

The Company lags behind competitors in establishing underwriting exclusions for oil and gas production and/or development. As an example, the following commitments exceed The Hartford’s current underwriting exclusions for coal plant construction risk as well as partial exclusions of risks related to tar sands- and coal-related operations:

●	AXA - As of October 2021, AXA announced it would no longer directly invest in companies, or provide any insurance coverage to activities of companies, deriving more than 30% of their production from fracking/shale oil and gas.[27]
●	Generali - In June 2021, Generali announced that it would no longer underwrite upstream oil and gas activities.[28]
●	Hannover Re – Its facultative division will exclude underwriting exploration and/or development of new oil and gas reserves and policies that exclusively support the transportation and storage of new oil and gas reserves.[29]
●	Suncorp - Suncorp has committed to not directly invest in, finance or underwrite new oil and gas exploration or production by 2025.[30]
●	Swiss Re – In March 2022, Swiss Re decided it would no longer insure most new oil and gas projects.[31]
●	Zurich - Zurich has ruled out underwriting upstream oil greenfield exploration projects from companies without transition plans.[32]

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4.	Failure to align its underwriting with global benchmarks that are aimed at limiting global temperature rise to 1.5℃ may expose The Hartford to ESG-related risk

Adopting the request of the Proposal provides an opportunity for the Company to move into a leadership position– not only among insurers, but for investors seeking bona fide ESG credentials. It could fulfill investment fiduciaries’ diligence responsibilities to ensure that stock holdings in The Hartford can remain in ESG labeled funds, which accounted for 1 in 3 dollars invested in the U.S. at the end of 2019.33 The Proposal enables due diligence that is responsive to recent scrutiny of ESG investors found in a SEC’s Risk Alert entitled, “Division of Examinations’ Review of ESG Investing.”34

The SEC notes in its report that numerous investment products and financial services have incorporated ESG and that it will be monitoring the accuracy of disclosures on ESG investing. This means that the SEC will focus on firms engaging in ESG investing by reviewing their policies, procedures, and practices related to ESG as well as due diligence and other processes for selecting, investing in, and monitoring investments in view of the firms’ disclosed ESG investing approaches.

The Hartford’s adoption of the Proposal’s request could help meet its investors’ ESG expectations and make it an attractive option for ESG portfolio managers.

CONCLUSION

Continuing to underwrite new fossil fuel supply is contrary to the recommendations of the IPCC for limiting some of the most severe impacts of climate change. Climate change will, and currently is, increasing insured natural catastrophe losses. Such losses have the potential to lower The Hartford’s overall profitability, and the impacts of climate change may destabilize financial returns for universal owners, including The Hartford.

Shareholders are rightly concerned that The Hartford is not adequately aligned with benchmarks like the IEA’s Net Zero by 2050 Roadmap, and by continuing to underwrite fossil fuel expansion, may be locking in carbon emission for many decades. Voting in favor of the Proposal will provide important input to the board and management as to how to balance The Hartford’s short-term strategies against its long-term risk.

Shareholders are urged to vote FOR the proposal asking The Hartford to align with the IEA’s Net Zero by 2050 Roadmap and discontinue underwriting the development of new fossil fuel supplies.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 5 following the instruction provided on the management’s proxy mailing.

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1 https://www.sec.gov/files/esg-risk-alert.pdf

2 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

3 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/default.aspx

4 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf

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5 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf

6 https://grist.org/science/we-are-at-a-crossroads-new-ipcc-report-says-its-fossil-fuels-or-our-future/

7 https://grist.org/science/we-are-at-a-crossroads-new-ipcc-report-says-its-fossil-fuels-or-our-future/

8 https://qz.com/2150910/the-new-ipcc-report-is-a-4-trillion-warning-to-investors/

9 https://www.greenpeace.org.uk/wp-content/uploads/2022/02/zeroing_in_investor_briefing.pdf

10 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf. Pg 21.

11 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2019/The-Hartford-Announces-Its-Policy-On-Insuring-Investing-In-Coal-Tar-Sands/default.aspx

12 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2019/The-Hartford-Announces-Its-Policy-On-Insuring-Investing-In-Coal-Tar-Sands/default.aspx

13 https://news.un.org/en/story/2021/09/1099992

14 https://www.ipcc.ch/2022/04/04/ipcc-ar6-wgiii-pressrelease/

15 https://www.unepfi.org/news/industries/banking/unep-finance-initiative-delivers-g20-input-paper-with-recommendations-for-credible-net-zero-finance-commitments/

16 https://www.unepfi.org/news/industries/banking/unep-finance-initiative-delivers-g20-input-paper-with-recommendations-for-credible-net-zero-finance-commitments/

17 https://www.sec.gov/Archives/edgar/data/874766/000087476622000028/hartfordproxy2022.htm

18 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

19 https://news.un.org/en/story/2022/04/1115452

20 https://www.sec.gov/Archives/edgar/data/874766/000087476622000028/hartfordproxy2022.htm

21 https://www.sec.gov/Archives/edgar/data/1064728/000106472819000013/btu_20181231-10k.htm

22 https://www.wtwco.com/assets/image/Energy-Market-Review-v10.pdf

23 https://www.swissre.com/media/news-releases/nr-20211214-sigma-full-year-2021-preliminary-natcat-loss-estimates.html

24 https://www.swissre.com/media/news-releases/nr-20211214-sigma-full-year-2021-preliminary-natcat-loss-estimates.html

25https://www.insurancejournal.com/research/app/uploads/2018/08/IAIS_and_SIF_Issues_Paper_on_Climate_Change_Risks_to_the_Insurance_Sector_-1.pdf. Pg 17.

26 https://www.sec.gov/ix?doc=/Archives/edgar/data/874766/000087476622000019/hig-20211231.htm#i995c27a32a614cd39befb7ad103f3b7b_76

27 https://www.axa.com/en/press/press-releases/axa-extends-its-oil-and-gas-exclusions-to-support-the-energy-transition#:~:text=For%20underwriting%2C%20current%20exclusions%20will,fracking%20%2F%20shale%20Oil%20and%20Gas.

28 https://www.insurancebusinessmag.com/us/news/environmental/generali-unveils-ambitious-climate-goals-259573.aspx

29 https://www.hannover-re.com/1846913/annual-report-2021.pdf

30 https://www.suncorpgroup.com.au/corporate-responsibility/sustainable-growth/responsible-banking-insurance-investing

31 https://www.reuters.com/business/sustainable-business/swiss-re-cuts-fossil-fuel-cover-oil-gas-help-climate-2022-03-17/

32 https://www.insurancejournal.com/news/international/2021/11/18/642779.htm

33 https://www.ussif.org/sribasics

34 https://www.sec.gov/files/esg-risk-alert.pdf